[redacted]

SECURITI 04015303 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~01-00035~~ 47806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Union Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Midstate Drive, Suite 215
(No. and Street)

Auburn	MA	01501-1856
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emile Bonneau (508) 832-0080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street, 21st Floor	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING
MAR 01 2004
WASH. D.C. 181 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emile Bonneau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credit Union Brokerage Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 25th day of February 2004
LISA M. DUQUETTE
Notary Public

Emile Bonneau
Signature

President & CEO (Acting)
Title

Lisa M. Duquette
Notary Public
My commission expires August 6, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

TABLE OF CONTENTS

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400

1500 Main Street • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

www.wolfandco.com

CREDIT UNION BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years Ended December 31, 2003 and 2002

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Credit Union Brokerage Services, Inc.
Auburn, Massachusetts

We have audited the accompanying statements of financial condition of Credit Union Brokerage Services, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit Union Brokerage Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
January 23, 2004

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

CREDIT UNION BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 9,421	$ 37,822
Cash deposits with clearing organization	219,672	119,231
Total cash and cash equivalents	229,093	157,053
Securities owned, at fair value	401,488	202,094
Accrued interest receivable	2,334	3,008
Commissions receivable	-	190,212
Refundable income taxes	512	-
Other assets	64,399	59,778
	$697,826	$612,145

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Due to clearing organization	$ 1,450	$ 4,508
Accounts payable and accrued expenses	57,348	20,604
Income taxes payable	-	56,871
Total liabilities	58,798	81,983
Stockholder's equity:		
Common stock, $.01 par value, 200,000 shares authorized; 100 shares issued	1	1
Additional paid-in capital	249,999	249,999
Retained earnings	389,028	280,162
Total stockholder's equity	639,028	530,162
	$697,826	$612,145

See accompanying notes to financial statements.

CREDIT UNION BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions	$1,521,848	$ 1,031,655
Investment advisory income	7,142	11,065
Interest income	9,755	13,280
Trading loss on securities owned, net	(606)	(3,875)
	1,538,139	1,052,125
Expenses:		
Commisions	977,187	421,637
Management fees	185,128	209,466
Clearing costs	34,942	21,833
Regulatory fees	15,843	13,873
Professional services	84,651	62,413
Insurance expense	28,775	3,283
Other operating expenses	42,916	39,566
	1,369,442	772,071
Income before income taxes	168,697	280,054
Provision for income taxes	59,831	109,715
Net income	$ 108,866	$ 170,339

See accompanying notes to financial statements.

CREDIT UNION BROKERAGE SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2001	$ 1	$ 249,999	$ 109,823	$359,823
Net income	-	-	170,339	170,339
Balance at December 31, 2002	1	249,999	280,162	530,162
Net income			108,866	108,866
Balance at December 31, 2003	$ 1	$ 249,999	$ 389,028	$639,028

See accompanying notes to financial statements.

CREDIT UNION BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 108,866	$ 170,339
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Securities owned, net	(199,394)	3,875
Depreciation	2,098	509
Decrease in accrued interest receivable	674	-
(Increase) decrease in commissions receivable	190,212	(186,600)
Increase in other assets	(5,201)	(40,222)
Increase (decrease) in due to clearing organization	(3,058)	2,058
Increase (decrease) in accounts payable and accrued expenses	36,744	(21,446)
Increase (decrease) in income taxes payable/refundable	(57,383)	26,676
Net cash provided (used) by operating activities	73,558	(44,811)
Cash flows from investing activities:		
Purchase of equipment	(1,518)	(5,029)
Net cash used by investing activities	(1,518)	(5,029)
Net change in cash and cash equivalents	72,040	(49,840)
Cash and cash equivalents at beginning of year	157,053	206,893
Cash and cash equivalents at end of year	$ 229,093	$ 157,053
Supplementary information:		
Income taxes paid	$ 117,214	$ 83,039

See accompanying notes to financial statements.

CREDIT UNION BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Credit Union Brokerage Services, Inc. (the "Company" or "CUBS"), a wholly-owned subsidiary of the Central Credit Union Fund, Inc. (the "Fund"), was established in May 1995 and commenced operations as a limited broker/dealer registered with the Securities and Exchange Commission in October of 1995.

The Company limits its brokerage activities to government securities and brokered certificates of deposit and introduces all transactions and accounts of customers to another registered broker/dealer that carries such accounts on a fully disclosed basis. The Company does not receive customer securities or customer funds. Accordingly, the Company is exempt from the Securities and Exchange Commission's rule 15c3-3 under the exemptive provision of (k)(2)(ii). The Company has no liabilities subordinated to the claims of general creditors.

Business

The Company has offices in Massachusetts and Virginia which provide services principally to credit unions located in those states.

Securities owned

Securities owned are classified as trading assets and reflected at fair value, based on quoted market prices.

Revenue recognition

The Company recognizes commission revenue on securities and brokered certificates of deposit on the settlement date. Investment advisory fees are recorded when earned.

2. SECURITIES OWNED

At December 31, 2003, securities owned consist of two U.S. Government Agency obligations maturing on November 27, 2006 and March 26, 2007. At December 31, 2002, securities owned consisted of one federal agency obligation which was called during 2003.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $551,251 and $279,562, which was $546,251and $274,562, respectively, in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $58,798 and $81,983 at December 31, 2003 and 2002, respectively.

4. RELATED PARTY TRANSACTIONS

Management agreement

The Company has entered into an agreement with the Fund which provides for payment of a monthly management fee to the Fund in consideration of rent and certain other administrative services. Management fees paid under this agreement amounted to $185,128 and $209,466 for the years ended December 31, 2003 and 2002, respectively.

Investment advisory agreement

The Company is compensated by the Fund for services provided under an investment advisory agreement. The Company earns a quarterly fee at the rate of 1/100 of 1% of designated assets, as defined. Fees earned under this agreement amounted to $7,142 and $6,065 for the years ended December 31, 2003 and 2002, respectively.

Commission revenue

The Company earns commissions from the Fund and from credit unions represented on the Company's Board of Directors. For the years ended December 31, 2003 and 2002, commissions earned from related parties amounted to $781,596 and $423,836, respectively, of which $750,915 and $380,319, respectively, were from one credit union .

CREDIT UNION BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Concluded)

5. INCOME TAXES

Allocation of federal and state income taxes is as follows:

	Years Ended December 31,	
	2003	2002
Current provision:		
Federal	$ 41,957	$ 82,925
State	17,629	28,351
Total current provision	59,586	111,276
Deferred provision (benefit):		
Federal	187	(1,193)
State	58	(368)
Total deferred provision (benefit)	245	(1,561)
Total provision	$ 59,831	$109,715

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:

	Years Ended December 31,	
	2003	2002
Tax at statutory rate	34.0%	34.0%
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	6.9	6.6
Surtax exemption	(5.4)	(1.4)
Effective rate	35.5%	39.2%

Schedule I

CREDIT UNION BROKERAGE SERVICES, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003 and 2002

	2003	2002
Net Capital		
Total stockholder's equity	$ 639,028	$ 530,162
Less nonallowable assets:		
Commissions receivable	-	(177,875)
Equipment, net	(3,940)	(4,520)
Nonmarketable securities	(3,900)	(3,300)
Other assets	(61,011)	(51,958)
	(68,851)	(237,653)
Other deductions	(5,000)	(5,000)
Total stockholder's equity qualified for net capital	565,177	287,509
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	(13,926)	(7,947)
Net capital	$ 551,251	$ 279,562
Aggregate Indebtedness		
Items included in statements of financial condition:		
Due to clearing organization	$ 1,450	$ 4,508
Accounts payable, accrued expenses and income taxes payable	57,348	77,475
Total aggregate indebtedness	$ 58,798	$ 81,983
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 546,251	$ 274,562
Ratio: Aggregate indebtedness to net capital	.107 tol	.293 to 1

Schedule I
(concluded)

CREDIT UNION BROKERAGE SERVICES, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003 and 2002

A reconciliation of the net capital computation included herein with the capital computation included in the Focus Reports as of December 31, 2003 and 2002 is as follows:

	2003	2002
Total Capital		
Total capital per the Focus Report	$ 639,028	$ 530,162
Total stockholder's equity per the accompanying financial statements	$ 639,028	$ 530,162
Net Capital		
Net capital per the Focus Report	$ 546,383	$ 275,492
Reclassification adjustment for refundable taxes	(3,940)	-
Adjustment for deferred taxes	-	4,070
Difference due to offsetting certain assets and related liabilities	8,808	-
Net capital reported herein	$ 551,251	$ 279,562
Non-allowable Assets		
Non-allowable assets for net capital per the Focus Report	$ 73,719	$ 241,723
Reclassification adjustment for refundable taxes	3,940	-
Adjustment for deferred taxes	-	(4,070)
Difference due to offsetting certain assets and related liabilities	(8,808)	-
Non-allowable assets for net capital reported herein	$ 68,851	$ 237,653
Aggregate Indebtedness		
Aggregated indebtedness per the FOCUS Report	$ 67,606	$ 86,053
Adjustment for deferred taxes	-	(4,070)
Difference due to offsetting certain assets and related liabilities	(8,808)	-
Amount reported herein	$ 58,798	$ 81,983

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Credit Union Brokerage Services, Inc.
Auburn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedule of Credit Union Brokerage Services, Inc. for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
January 23, 2004